MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2026

3100 – 733 Seymour Street, Vancouver, B.C., Canada V6B 0S6
Phone: 604-449-9244 | Website: www.ero.com | Email: info@ero.com

Ero Copper Corp. September 30, 2026 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 2, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2026, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2026” and “Q3 2025” are to the three months ended September 30, 2026 and September 30, 2025, respectively, and all references to “YTD 2026” and “YTD 2025” are to the nine months ended September 30, 2026 and September 30, 2025, respectively. This MD&A should be read in conjunction with the Company’s December 31, 2025 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 2, 2026, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets, headquartered in Vancouver, B.C. The Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

Ero Copper Corp. September 30, 2026 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Copper (Caraíba Operations)
Ore Processed (tonnes)	1,161,102	1,074,182	996,661	3,307,493	2,481,508
Grade (% Cu)	0.90	0.87	1.01	0.90	1.14
Cu Production (tonnes)	9,387	8,351	9,085	26,564	25,604
Cu Production (lbs)	20,694,259	18,410,934	20,029,832	58,563,914	56,447,924
Cu Sold in Concentrate (tonnes)	9,537	7,926	9,080	26,668	25,416
Cu Sold in Concentrate (lbs)	21,025,970	17,473,566	20,016,537	58,793,094	56,031,397
Cu C1 Cash Cost(1)	$2.89	$2.76	$2.32	$2.81	$2.20

Copper (Tucumã Operation)
Ore Processed (tonnes)	814,137	715,415	575,041	2,093,269	1,288,054
Grade (% Cu)	1.30	1.44	1.51	1.44	1.74
Cu Production (tonnes)	8,958	8,964	7,579	26,383	18,997
Cu Production (lbs)	19,749,378	19,762,521	16,707,162	58,164,304	41,880,323
Cu Sold in Concentrate (tonnes)	8,638	8,581	6,622	25,970	17,758
Cu Sold in Concentrate (lbs)	19,043,817	18,918,156	14,597,738	57,254,133	39,148,894
Cu C1 Cash Cost(1)(2)	$2.12	$2.10	$1.62	$2.07	$1.62

Total Copper
Cu Production (tonnes)	18,345	17,315	16,664	52,947	44,601
Cu Production (lbs)	40,443,637	38,173,455	36,736,994	116,728,218	98,328,247
Cu Sold in Concentrate (tonnes)	18,175	16,507	15,702	52,638	43,174
Cu Sold in Concentrate (lbs)	40,069,787	36,391,722	34,614,275	116,047,227	95,180,291
Realized Copper Price(1)	$6.21	$5.78	$4.29	$5.84	$4.17
Cu C1 Cash Cost(1)(2)	$2.51	$2.42	$2.00	$2.43	$2.07

Gold (Xavantina Operations)
Ore Processed (tonnes)	55,478	48,564	47,865	141,170	118,922
Grade (g / tonne)	4.90	6.20	8.15	5.55	7.46
Au Production (oz)	7,844	8,693	9,073	22,032	23,454
Historic Au Concentrate Recovered (oz)	17,414	11,860	—	31,386	—
Total Au (oz)	25,258	20,553	9,073	53,418	23,454
Au Sold in Doré (oz)	4,949	6,663	8,439	17,631	22,549
Au Sold in Concentrate (oz)(3)	20,008	10,353	—	34,672	—
Au Sold (oz)	24,957	17,016	8,439	52,303	22,549
Au Production C1 Cash Cost(1)	$1,892	$1,586	$1,086	$1,828	$1,100
Au Production AISC(1)	$3,607	$2,881	$2,425	$3,528	$2,307

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, copper C1 cash costs for Tucumã and consolidated copper operations reflect only Tucumã's costs from Q3 2025 onward.
(3)    Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpiles.

Ero Copper Corp. September 30, 2026 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Revenues	$348.0	$284.3	$177.1	$895.5	$465.7
Gross profit	169.6	121.4	57.4	396.9	180.2
EBITDA(1)	195.8	159.8	90.8	531.0	322.8
Adjusted EBITDA(1)	200.6	144.0	77.1	469.8	223.0
Cash flow from operations	191.2	137.9	110.3	421.9	266.0
Net income	118.0	90.7	36.5	318.0	188.2
Net income attributable to owners of the Company	116.2	89.5	36.0	314.6	186.8
- Per share (basic)	1.11	0.86	0.35	3.02	1.80
- Per share (diluted)	1.10	0.85	0.35	2.97	1.80
Adjusted net income attributable to owners of the Company(1)	129.3	87.4	27.9	289.1	111.9
- Per share (basic)	1.24	0.84	0.27	2.77	1.08
- Per share (diluted)	1.22	0.83	0.27	2.73	1.08
Cash, cash equivalents, and short-term investments	114.1	101.7	66.3	114.1	66.3
Working capital (deficit)(1)	89.4	87.7	(45.2)	89.4	(45.2)
Available liquidity(1)	264.1	181.7	111.3	264.1	111.3
Net debt(1)	353.5	452.7	545.5	353.5	545.5
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q3 2026 Highlights
Record financial results and accelerated deleveraging driven by solid operating performance and value unlocked through increased sales of gold recovered from historic concentrate stockpiles
•Consolidated copper production increased 6% quarter-on-quarter to 18,345 tonnes in concentrate, at C1 cash costs(1) of $2.51 per pound produced.
◦The Caraíba Operations produced 9,387 tonnes of copper in concentrate, an increase of 12% quarter-on-quarter, driven by increased plant throughput and head grades. C1 cash costs(1) were $2.89 per pound produced.
◦The Tucumã Operation delivered 8,958 tonnes of copper in concentrate, in line with the prior quarter, as higher plant throughput offset lower grades and recoveries. C1 cash costs(1) were $2.12 per pound produced.
•Gold from the Xavantina Operations increased 23% to 25,258 ounces, supported by higher ounces recovered from historic gold concentrate stockpiles.
◦Gold recovered from historic gold concentrate stockpiles increased by 47% quarter-on-quarter to a record 17,414 ounces, at C1 cash costs(1) and AISC(1) of $621 and $710 per ounce, respectively. The increase reflected drier seasonal conditions and the benefits of the mobile filter press and industrial dryer installed in Q2 2026.

Ero Copper Corp. September 30, 2026 MD&A | Page 3

◦Mined gold production totaled 7,844 ounces as higher mined and processed tonnage was offset by lower mined and processed grades during the period. Mine operations prioritized the development of higher-grade stopes to improve operational flexibility and support higher sustained mining rates and grades beginning in Q4. C1 cash costs(1) and AISC(1) for mined production were $1,892 and $3,607 per ounce, respectively.
•The Company’s foreign exchange hedge program generated realized gains of $10.4 million in Q3 2026 and $30.3 million year-to-date, offsetting the cash impact of the stronger BRL. These gains are recognized separately and are not reflected in the Company's reported unit operating costs. Allocating the year-to-date realized gains across the Company's operations on a pro rata basis would equate to estimated reductions of approximately $0.15 per pound on full-year consolidated copper C1 cash costs(1) and approximately $50 per ounce on Xavantina's full-year C1 cash costs(1) and AISC(1).
•Strong operating performance, higher copper and gold sales volumes, and favorable metal prices drove record results across several key financial metrics, including cash flow from operations, adjusted EBITDA(1) and net income.
◦Cash flow from operations was $191.2 million, an increase of 39% quarter-on-quarter.
◦Adjusted EBITDA(1) was $200.6 million, an increase of 39% quarter-on-quarter.
◦Net income attributable to the owners of the Company increased 30% quarter-on-quarter to $116.2 million, or $1.10 per diluted share.
◦Adjusted net income attributable to the owners of the Company(1) increased 48% quarter-on-quarter to $129.3 million, or $1.22 per diluted share.
•Available liquidity(1) increased by $82.3 million quarter-on-quarter to $264.1 million, reflecting strong cash generation and record quarterly debt reduction.
◦At quarter-end, available liquidity(1) comprised $114.1 million in cash and cash equivalents and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Revolving Credit Facility").
◦During the quarter, the Company repaid $70.0 million under the Senior Revolving Credit Facility, bringing total repayments in 2026 to $105.0 million. As a result, total balance sheet debt decreased to $467.5 million, compared to $554.4 million at the end of Q2 2026 and $607.1 million at year-end 2025.

Reaffirming consolidated copper production and updating consolidated copper cost guidance as well as Xavantina production and cost guidance to reflect year-to-date performance and Q4 historic gold concentrate sales outlook
•Consolidated full-year copper production guidance remains unchanged at 67,500 to 77,500 tonnes, with Q4 expected to be the strongest production quarter of the year at both copper operations.
◦At the Caraíba Operations, Q4 2026 production is expected to benefit from higher mined and processed copper grades.
◦At the Tucumã Operation, higher throughput and improved metallurgical recoveries are expected to offset lower planned copper grades.

Ero Copper Corp. September 30, 2026 MD&A | Page 4

•Consolidated copper C1 cash cost(1) guidance has been updated to $2.25 to $2.45 per pound produced, reflecting the previously communicated impacts of a stronger BRL and inflationary pressures associated with the ongoing U.S.-Iran conflict. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $0.15 per pound on full-year consolidated copper C1 cash costs(1), equating to $2.10 to $2.30 per pound produced, in line with the Company's original 2026 guidance.
•Gold from the Xavantina Operations is expected to be 75,000 to 80,000 ounces in 2026.
◦Gold recovered from historic gold concentrates is expected to total approximately 45,000 ounces, including over 31,000 ounces recovered through the end of Q3 and approximately 15,000 ounces expected in Q4. The Q4 shipment outlook includes more than 6,000 ounces invoiced in October and approximately 9,000 ounces contained in concentrate at site undergoing drying prior to shipment.
◦Full-year mined gold production guidance has been revised to be 30,000 to 35,000 ounces, reflecting extended downtime associated with the installation of key ventilation and cooling infrastructure in H1 2026, as well as lower mined and processed grades in Q3. Production is expected to increase in Q4, supported by higher mining rates and grades following the acceleration of underground development during Q3.
◦Full-year C1 cash cost(1) and AISC(1) guidance for mined gold production has been updated to $1,650 to $1,800 and $3,300 to $3,600 per ounce, respectively. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $50 per ounce on Xavantina's full-year C1 cash costs(1) and AISC(1), equating to $1,600 to $1,750 and $3,250 to $3,550 per ounce, respectively.
•Full-year capital expenditure guidance remains unchanged at $285 to $330 million.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2026 MD&A | Page 5

The Company continued to advance the Furnas Copper-Gold Project, completing the Phase 3 drill program in Q3 2026, more than two years ahead of schedule
•During Q3 2026, the Company completed the 45,000-meter Phase 3 drill program, satisfying the exploration component of the Furnas Project earn-in agreement with Vale Base Metals ("VBM"). To date, the Company has completed more than 100,000 meters of exploration drilling at Furnas with drilling requirements completed more than two years ahead of schedule. Assay results from Phase 2 and the first 7,000 meters of the Phase 3 program, published in Q2(1), continued to demonstrate high-grade continuity within the SE and NW zones and extension of mineralization both to depth and along strike adjacent to planned underground infrastructure as described in the Preliminary Economic Assessment ("PEA")(2).
•The Company continues to advance technical work streams including permitting, hydrogeological studies, ongoing environmental studies and confirmatory metallurgical testwork in support of a Pre-Feasibility Study ("PFS") expected to be published in 2027.
•The Furnas PEA(2), which was filed on SEDAR+ on March 30, 2026, outlines a large-scale, long-life operation with compelling economics, including an after-tax net present value (8%) of $2.0 billion and a 27.0% after-tax internal rate of return based on long-term copper, gold and silver prices of $4.60 per pound, $3,300 per ounce, and $40.00 per ounce, respectively.

The PEA(2) is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA(2) will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(1)    For more information on the Phase 2 and 3 assay results, please see the Company's press release dated June 10, 2026.
(2)     For more information on the PEA, please see the Company's press release dated March 30, 2026.

Ero Copper Corp. September 30, 2026 MD&A | Page 6

REVIEW OF OPERATIONS
The Caraíba Operations

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Ore mined (tonnes)	1,142,352	1,098,614	1,018,972	3,226,543	2,507,975
Ore processed (tonnes)	1,161,102	1,074,182	996,661	3,307,493	2,481,508
Grade (% Cu)	0.90	0.87	1.01	0.90	1.14
Recovery (%)	89.4	89.0	90.4	88.9	90.6

Cu Production (tonnes)	9,387	8,351	9,085	26,564	25,604
Cu Production (lbs)	20,694,259	18,410,934	20,029,832	58,563,914	56,447,924

Concentrate grade (% Cu)	33.9	33.1	33.1	33.1	32.5
Concentrate sales (tonnes)	28,174	23,993	27,541	80,829	78,528
Cu Sold in Concentrate (tonnes)	9,537	7,926	9,080	26,668	25,416
Cu Sold in Concentrate (lbs)	21,025,970	17,473,566	20,016,537	58,793,094	56,031,397

Copper C1 cash cost(1)	$2.89	$2.76	$2.32	$2.81	$2.20
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

The Caraíba Operations produced 9,387 tonnes of copper in concentrate during the period, representing a quarter-on-quarter increase of 12%, driven by higher processed volumes and grades. Caraíba's C1 cash cost(1) was $2.89 per pound of copper produced for the quarter. Higher C1 cash costs(1) primarily reflected accelerated waste stripping at Surubim, which delayed access to the high-grade pit bottom, as well as higher diesel and maintenance costs. The continued strength of the BRL also increased the US-dollar equivalent of unit operating costs.
Copper production from the Caraíba Operations is expected to total between 35,000 to 40,000 tonnes in 2026, with Q4 expected to benefit from higher planned mined and processed grades. Full-year 2026 copper C1 cash cost(1) guidance has been updated to $2.55 to $2.75 (from $2.30 to $2.50) per pound produced to reflect the previously communicated impacts of a stronger Brazilian real on the Company's reported C1 cash costs(1) as well as inflationary pressures associated with the ongoing U.S.-Iran conflict.

The cash impact of the stronger BRL has been offset by year-to-date realized gains of $30.3 million from the Company's foreign exchange hedge program. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $0.20 per pound on the Caraíba's full-year C1 cash costs(1) equating to $2.35 to $2.55 per pound produced, generally in line with the Company's original 2026 guidance.

Ero Copper Corp. September 30, 2026 MD&A | Page 7

The Tucumã Operation

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Ore mined (tonnes)	1,224,488	590,600	1,333,748	2,271,772	2,460,850
Ore processed (tonnes)	814,137	715,415	575,041	2,093,269	1,288,054
Grade (% Cu)	1.30	1.44	1.51	1.44	1.74
Recovery (%)	85.0	88.2	89.2	87.1	88.0

Cu Production (tonnes)	8,958	8,964	7,579	26,383	18,997
Cu Production (lbs)	19,749,378	19,762,521	16,707,162	58,164,304	41,880,323

Concentrate grade (% Cu)	28.8	28.4	29.9	28.7	30.1
Concentrate sales (tonnes)	29,780	30,861	24,077	91,159	59,824
Cu Sold in Concentrate (tonnes)	8,638	8,581	6,622	25,970	17,758
Cu Sold in Concentrate (lbs)	19,043,817	18,918,156	14,597,738	57,254,133	39,148,894

Copper C1 cash cost(1)(2)	$2.12	$2.10	$1.62	$2.07	$1.62
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, 2025 copper C1 cash cost for the Tucumã Operation and consolidated copper operations reflect only Tucumã Operation's costs from Q3 2025 onward.

The Tucumã Operation produced 8,958 tonnes of copper in concentrate during the quarter at a C1 cash cost(1) of $2.12 per pound produced. Copper production was in line with the prior quarter, as higher plant throughput offset lower planned grades and recoveries. C1 cash costs(1) were also in line with the prior quarter, with initial OneEro cost savings offsetting the impact of inflationary pressures on input costs and the continued strength of the BRL.

Copper production at Tucumã is expected to total 32,500 to 37,500 tonnes for the full year, with production modestly weighted to the second half of the year. Q4 production is expected to benefit from higher plant throughput and recovery rates. Full-year C1 cash cost(1) guidance for Tucumã remains unchanged at $1.95 to $2.15 per pound produced.

The Company remains on schedule to install and commission modular tailings filters in Q4, providing additional capacity to Tucumã's tailings filtration circuit. The incremental filtration capacity and associated plant throughput benefits are expected to support future production plans and are not reflected in full-year 2026 operational guidance.

The cash impact of the stronger BRL has been offset by year-to-date realized gains of $30.3 million from the Company's foreign exchange hedge program. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $0.10 per pound on the Tucumã's full-year C1 cash costs(1) equating to $1.85 to $2.05 per pound produced.

Ero Copper Corp. September 30, 2026 MD&A | Page 8

The Xavantina Operations

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Ore mined (tonnes)	56,527	49,484	50,268	138,831	121,325
Ore processed (tonnes)	55,478	48,564	47,865	141,170	118,922
Head grade (grams per tonne Au)	4.90	6.20	8.15	5.55	7.46
Recovery (%)	89.7	89.8	78.4	87.5	84.7

Gold production (oz)	7,844	8,693	9,073	22,032	23,454
- Doré produced	5,298	6,592	9,073	16,207	23,454
- Flotation concentrate produced	2,546	2,101	—	5,825	—
Historic gold concentrate recovered (oz)	17,414	11,860	—	31,386	—
Total gold (oz)	25,258	20,553	9,073	53,418	23,454
Silver ounces produced (oz)	3,375	3,953	6,418	9,890	14,826

Gold sold in doré (oz)	4,949	6,663	8,439	17,631	22,549
Gold sold in concentrate (oz)(2)	20,008	10,353	—	34,672	—
Gold sold (oz)	24,957	17,016	8,439	52,303	22,549
Silver sold (oz)	2,486	4,123	5,608	9,817	14,458

Realized gold price(1)	$3,876	$3,903	$3,280	$3,948	$3,070
Gold Production C1 cash cost(1)	$1,892	$1,586	$1,086	$1,828	$1,100
Gold Production AISC(1)	$3,607	$2,881	$2,425	$3,528	$2,307
Historic gold concentrate C1 cash cost(1)	$621	$633	$—	$645	$—
Historic gold concentrate AISC(1)	$710	$715	$—	$733	$—
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpiles.

Gold produced and recovered at the Xavantina Operations increased 23% quarter-on-quarter to 25,258 ounces, comprising 7,844 ounces of mined gold production and 17,414 ounces recovered from historic concentrate stockpiles. Mined gold production reflected higher mined and processed volumes, offset by lower grades. During the quarter, the operation accelerated underground development, including the development of higher-grade stopes, to improve operational flexibility and support higher sustained mining rates beginning in Q4. As a result, C1 cash costs(1) and AISC(1) were $1,892 and $3,607 per ounce of mined gold production, respectively.

Gold recovered from the historic concentrate stockpiles increased 47% quarter-on-quarter to 17,414 ounces, reflecting drier seasonal conditions and the benefit of additional drying infrastructure installed in late Q2. C1 cash costs(1) and AISC(1) were $621 and $710 per recovered ounce, respectively.

Gold sales increased 47% quarter-on-quarter to 24,957 ounces, comprised of 4,949 ounces in doré and 20,008 ounces in concentrate, including contributions from Xavantina's historic gold concentrates.

Ero Copper Corp. September 30, 2026 MD&A | Page 9

Gold from Xavantina is expected to total 75,000 to 80,000 ounces in 2026, including 30,000 to 35,000 ounces of mined production and approximately 45,000 ounces recovered from historic gold concentrate stockpiles. Mined gold production guidance has been revised to reflect extended downtime in H1 related to the installation of key ventilation and cooling infrastructure and lower mined and processed grades in Q3. Mined production is expected to increase in Q4, supported by higher mining rates and grades following the acceleration of underground development during Q3. As a result, C1 cash cost(1) and AISC(1) guidance has been updated to $1,650 to $1,800 per ounce and $3,300 to $3,600 per ounce, respectively.

The cash impact of the stronger BRL has been offset by year-to-date realized gains of $30.3 million from the Company's foreign exchange hedge program. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $50 per ounce on the Xavantina Operations' full-year C1 cash costs(1) and AISC(1) equating to $1,600 to $1,750 and $3,250 to $3,550 per ounce, respectively.

Gold recovered from historic concentrate stockpiles is expected to total approximately 45,000 ounces, including over 31,000 ounces recovered through the end of Q3 and approximately 15,000 ounces projected for Q4. The Q4 shipment outlook includes more than 6,000 ounces invoiced in October and approximately 9,000 ounces contained in concentrate at site undergoing drying prior to shipment.

Ero Copper Corp. September 30, 2026 MD&A | Page 10

2026 GUIDANCE

Consolidated copper production guidance remains unchanged at 67,500 to 77,500 tonnes, with Q4 expected to be the strongest production quarter of the year at both copper operations. At the Caraíba Operations, Q4 copper production is expected to benefit from higher mined and processed copper grades. At the Tucumã Operation, higher plant throughput and improved recoveries are expected to offset lower planned copper grades.

Full-year consolidated copper C1 cash cost(1) guidance has been updated to $2.25 to $2.45 per pound produced, reflecting the impact of continued strength in the BRL, inflationary pressures arising from the ongoing U.S.-Iran conflict, and delayed access to the higher-grade pit bottom of Surubim at the Caraíba Operations during the third quarter. Unit costs are expected to decline in Q4 at both of the copper operations driven by increased production.

The cash impact of the stronger BRL has been offset by year-to-date realized gains of $30.3 million from the Company's foreign exchange hedge program. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $0.15 per pound on full-year consolidated copper C1 cash costs(1), equating to $2.10 to $2.30 per pound produced, generally in line with the Company's original 2026 guidance.

Gold from Xavantina is expected to total 75,000 to 80,000 ounces in 2026, including 30,000 to 35,000 ounces of mined production and approximately 45,000 ounces recovered from historic gold concentrate stockpiles. Mined gold production guidance has been revised to reflect extended downtime in H1 related to the installation of key ventilation and cooling infrastructure and lower mined and processed grades in Q3. Mined production is expected to increase in Q4, supported by higher mining rates and grades following the acceleration of underground development during Q3. As a result, gold C1 cash cost(1) and AISC(1) guidance has been updated to $1,650 to $1,800 per ounce and $3,300 to $3,600 per ounce, respectively. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $50 per ounce on Xavantina's full-year C1 cash costs(1) and AISC(1) equating to $1,600 to $1,750 and $3,250 to $3,550 per ounce, respectively

Gold recovered from historic concentrate stockpiles is expected to total approximately 45,000 ounces, including over 31,000 ounces recovered through the end of Q3 and approximately 15,000 ounces projected for Q4. The Q4 shipment outlook includes more than 6,000 ounces invoiced in October and approximately 9,000 ounces contained in concentrate at site undergoing drying prior to shipment.

Total capital expenditure guidance is maintained in the range of $285 to $330 million.

Ero Copper Corp. September 30, 2026 MD&A | Page 11

2026 Production and Cost Guidance

	Previous Guidance	Current Guidance	Current Guidance with YTD $30M FX Gain Applied(1)
Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000	35,000 - 40,000	35,000 - 40,000
Tucumã Operation	32,500 - 37,500	32,500 - 37,500	32,500 - 37,500
Total Copper	67,500 - 77,500	67,500 - 77,500	67,500 - 77,500

Consolidated Copper C1 Cash Costs ($/lb)(2)
Caraíba Operations	$2.30 - $2.50	$2.55 - $2.75	$2.35 - $2.55
Tucumã Operation	$1.95 - $2.15	$1.95 - $2.15	$1.85 - $2.05
Consolidated Copper Operations	$2.15 - $2.35	$2.25 - $2.45	$2.10 - $2.30

The Xavantina Operations (oz)
Mined Au Production	40,000 - 50,000	30,000 - 35,000	30,000 - 35,000
Au Recovered from Historic Stockpiles	—	Approx. 45,000	Approx. 45,000
Total Gold	40,000 - 50,000	75,000 - 80,000	75,000 - 80,000

Mined Gold Production Costs ($/oz)
C1 Cash Cost(2)	$1,100 - $1,350	$1,650 - $1,800	$1,600 - $1,750
AISC(2)	$2,200 - $2,700	$3,300 - $3,600	$3,250 - $3,550
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)    Assumes $30.3 million realized gains through the end of Q3 from the Company's foreign exchange hedge program, allocated to the operations for the purposes of calculating unit cash costs as follows: 55% ($16.7 million) to Caraíba, 30% ($9.1 million) to Tucumã, and 15% ($4.6 million) to Xavantina.
(2)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

2026 Capital Expenditure Guidance
Figures presented in the table below are in USD millions.

Current Guidance
Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$50 - $60
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$285 - $330
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors.

Ero Copper Corp. September 30, 2026 MD&A | Page 12

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2026 and Q3 2025. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2026	2025

Revenue	1	$348,034	$177,092
Cost of sales	2	(178,475)	(119,695)
Gross profit		169,559	57,397
Expenses
General and administrative		(16,818)	(12,580)
Share-based compensation		(7,458)	(6,742)
Operating Income		145,283	38,075
Finance income		825	1,208
Finance expense	3	(9,952)	(11,331)
Foreign exchange gain	4	5,077	22,055
Other income (expenses)		2,285	(720)
Income before income taxes		143,518	49,287
Income tax expense
Current		(25,905)	(8,086)
Deferred		341	(4,688)
	5	(25,564)	(12,774)
Net income for the period		$117,954	$36,513

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	6	(1,689)	22,429
Comprehensive income		$116,265	$58,942

Net income per share attributable to owners of the Company
Basic		$1.11	$0.35
Diluted		$1.10	$0.35
Weighted average number of common shares outstanding
Basic		104,351,583	103,621,631
Diluted		105,977,099	104,044,755

Ero Copper Corp. September 30, 2026 MD&A | Page 13

Notes:

1.    Revenues from copper sales in Q3 2026 was $252.9 million (Q3 2025 - $149.7 million) on sale of 40.1 million lbs of copper (Q3 2025 - 34.6 million lbs). The increase in copper revenues was primarily attributed to a 45% higher average realized price and an 16% increase in copper sold against the comparative period.

Revenues from gold sales in Q3 2026 was $95.1 million (Q3 2025 - $27.4 million) on sale of 4,949 ounces of gold in doré (Q3 2025 - 8,439 ounces) and 20,008 ounces of gold in concentrate (Q3 2025 - nil ounces) at an average realized price of $3,876 per ounce (Q3 2025 - $3,280 per ounce). The increase in gold revenues was primarily driven by 196% higher sales volumes, attributed to the sale of gold concentrates which began in Q4 2025, and 18% higher realized gold prices.

2.    Cost of sales for Q3 2026 from copper sales was $148.6 million (Q3 2025 - $104.3 million), primarily consisting of $37.1 million (Q3 2025 - $25.9 million) in depreciation and depletion, $34.6 million (Q3 2025 - $23.1 million) in contracted services, $23.9 million (Q3 2025 - $18.0 million) in materials and consumables, $22.8 million (Q3 2025 - $19.5 million) in salaries and benefits, $15.7 million (Q3 2025 - $12.4 million) in maintenance costs, $12.4 million (Q3 2025 - $8.7 million) in sales expenses, $6.8 million (Q3 2025 - $4.6 million) in utilities, and $0.9 million (Q3 2025 - $0.9 million) in other costs and a decrease of $5.5 million (Q3 2025 - $9.8 million decrease) due to changes in inventories. The increase in cost of sales in Q3 2026 compared to Q3 2025 was attributed to a $25.4 million increase at the Tucumã Operation reflecting a 30% increase in sales volume since achieving commercial production in Q3 2025, as well as a $18.9 million increase at the Caraíba Operations reflecting higher mining and processing costs due to increased ore processed to offset lower head grades, as well as higher unplanned waste costs at Surubim and increased road fleet maintenance costs incurred during the quarter.

Cost of sales for Q3 2026 from gold sales was $29.9 million (Q3 2025 - $15.4 million). Cost of sales includes production costs primarily consisting of $7.7 million (Q3 2025 - $0.3 million) in sales expenses, $5.7 million (Q3 2025 - $2.0 million) in contracted services, $5.5 million (Q3 2025 - $5.1 million) in depreciation and depletion, $5.3 million (Q3 2025 - $4.1 million) in salaries and benefits, $3.7 million (Q3 2025 - $2.3 million) in materials and consumables, $1.9 million (Q3 2025 - $1.3 million) in maintenance costs, $1.1 million (Q3 2025 - $0.8 million) in utilities, and $0.1 million (Q3 2025 - $0.2 million) in other costs, partially offset by $1.2 million decrease (Q3 2025 - $0.6 million decrease) due to changes in inventories. The increase in cost of sales as compared to Q3 2025 primarily reflects increased sales volume relating to gold concentrates, as well as higher mining costs as the operation transitioned to mechanized mining.

3.    Finance expense for Q3 2026 was $10.0 million (Q3 2025 - $11.3 million) and was primarily comprised of interest on loans and borrowings of $3.6 million (Q3 2025 - $6.7 million), other finance expense of $3.1 million (Q3 2025 - $1.0 million), accretion of deferred revenue of $1.9 million (Q3 2025 - $2.0 million), accretion of provision for rehabilitation and closure costs of $0.8 million (Q3 2025 - $0.9 million), and lease interest of $0.6 million (Q3 2025 - $0.7 million). During the quarter, $5.4 million (Q3 2025 - $4.6 million) in borrowing costs were capitalized to projects in progress primarily related to the Deepening Project.

4.    Foreign exchange gain for Q3 2026 was $5.1 million (Q3 2025 - $22.1 million gain). This amount is primarily comprised of $10.4 million (Q3 2025 - $2.0 million gain) of realized foreign exchange gain on derivative contracts, partially offset by $3.1 million (Q3 2025 - $4.0 million gain) of unrealized foreign exchange loss on derivative contracts, other foreign exchange losses of $1.7 million (Q3 2025 - $1.0 million losses), and $0.6 million (Q3 2025 - $17.0 million gain) in foreign exchange loss on USD denominated debt at MCSA for which the functional currency is the BRL.

5.    In Q3 2026, the Company recognized $25.6 million in income tax expense (Q3 2025 $12.8 million expense). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

6.    The foreign currency translation loss was a result of a fluctuation of the BRL against the USD during Q3 2026, which weakened marginally from approximately 5.177 BRL per US dollar at the beginning of Q3 2026 to approximately 5.181 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2026 MD&A | Page 14

The following table provides a summary of the financial results of the Company for YTD 2026 and 2025. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2026	2025

Revenue	1	$895,517	$465,690
Cost of sales	2	(498,625)	(285,485)
Gross profit		396,892	180,205
Expenses
General and administrative		(40,411)	(35,515)
Share-based compensation		(11,161)	(15,671)
Operating Income		345,320	129,019
Finance income		3,389	3,176
Finance expense	3	(33,694)	(22,030)
Foreign exchange gain	4	69,577	119,095
Other expenses	5	(3,808)	(495)
Income before income taxes		380,784	228,765
Income tax expense
Current		(50,877)	(21,109)
Deferred		(11,893)	(19,488)
	6	(62,770)	(40,597)
Net income for the period		$318,014	$188,168

Other comprehensive gain
Foreign currency translation gain	7	57,908	106,051
Comprehensive income		$375,922	$294,219

Net income per share attributable to owners of the Company
Basic		$3.02	$1.80
Diluted		$2.97	$1.80
Weighted average number of common shares outstanding
Basic		104,299,083	103,589,664
Diluted		105,903,492	103,941,295

Ero Copper Corp. September 30, 2026 MD&A | Page 15

Notes:

1.    Revenues from copper sales in YTD 2026 amounted to $693.0 million (YTD 2025 - $397.3 million), reflecting the sale of 116.0 million lbs of copper compared to 95.2 million lbs in YTD 2025. The increase in revenues was primarily attributable to ramp-up of production from the Tucumã Operations, which had $328.8 million in revenue compared to $155.0 million in the prior year, as well as realizing approximately 40% higher copper prices at both operations compared to the prior year.

Revenues from gold sales in YTD 2026 was $202.5 million (YTD 2025 - $68.4 million), reflecting the sale of 17,631 ounces of gold in doré (YTD 2025 - 22,549 ounces) and 34,672 ounces of gold in concentrate (YTD 2025 - nil ounces) at an average realized price of $3,948 per ounce (YTD 2025 - $3,070 per ounce). The increase in gold revenues was driven by 132% higher sales volumes, primarily attributed to the sale of gold concentrate, and 29% higher realized gold prices.

2.    Cost of sales for YTD 2026 from copper sales was $420.1 million (YTD 2025 - $245.5 million). Cost of sales includes production costs which primarily consist of $102.0 million (YTD 2025 - $60.0 million) in depreciation and depletion, $91.1 million (YTD 2025 - $42.5 million) in contracted services, $68.7 million (YTD 2025 - $52.5 million) in salaries and benefits, $62.2 million (YTD 2025 - $39.4 million) in materials and consumables, $47.6 million (YTD 2025 - $33.6 million) in maintenance costs, $36.1 million (YTD 2025 - $16.1 million) in sales expenses, and $18.2 million (YTD 2025 - $11.7 million) in utilities and a decrease of $8.4 million (YTD 2025 - $12.8 million decrease) due to changes in inventories. The increase in cost of sales was primarily attributable to a $108.0 million increase in cost of sales at the Tucumã Operation as sales were 46% higher than the comparable period, as well as a $66.6 million increase at the Caraíba Operations reflecting a 9% stronger Brazilian Reals against the U.S. Dollar, a 5% increase in sales volume, and higher mining and processing cost due to an increase in ore mined and processed to offset lower head grade.

Cost of sales for YTD 2026 from gold sales was $78.6 million (YTD 2025 - $40.0 million). Cost of sales includes production costs which primarily consist of $16.7 million (YTD 2025 - $14.1 million) in depreciation and depletion, $15.0 million (YTD 2025 - $10.0 million) in salaries and benefits, $14.7 million (YTD 2025 - $0.8 million) in sales expenses, $13.4 million (YTD 2025 - $6.2 million) in contracted services, $9.8 million (YTD 2025 - $5.7 million) in materials and consumables, $5.0 million (YTD 2025 - $2.8 million) in maintenance costs, $3.3 million (YTD 2025 - $1.9 million) in utilities, and nil (YTD 2025 - $2.0 million decrease) due to changes in inventories. The increase in cost of sales reflects higher mining costs as the operation transitioned to mechanized mining, as well as costs related to gold concentrate sales.

3.    Finance expense for YTD 2026 was $33.7 million (YTD 2025 - $22.0 million) and was primarily comprised of interest on loans and borrowings of $13.7 million (YTD 2025 - $6.7 million), other finance expense of $10.0 million (YTD 2025 - $6.1 million) mainly related to expected credit loss provision on a note receivable, accretion of deferred revenue of $5.7 million (YTD 2025 - $4.7 million), accretion of provision for rehabilitation and closure costs of $2.4 million (YTD 2025 - $2.6 million), and lease interest of $1.9 million (YTD 2025 - $1.9 million). During YTD 2026, $15.4 million (YTD 2025 - $27.0 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to a decrease in capitalized borrowing costs upon the Tucumã Operation achieving commercial production effective July 1, 2025.

4.    Foreign exchange gain for YTD 2026 was $69.6 million (YTD 2025 - $119.1 million gain). This amount was primarily comprised of a foreign exchange gain of $39.8 million (YTD 2025 - $95.1 million gain) on USD denominated debt in MCSA, for which the functional currency is the BRL, a realized foreign exchange gain on derivative contracts of $30.3 million amount (YTD 2025 - nil gain), and a foreign exchange gain on unrealized derivative contracts of $8.1 million (YTD 2025 - $27.4 million gain), partially offset by other foreign exchange losses of $8.7 million (YTD 2025 - $3.5 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 6.2% against the USD during YTD 2026.

5.    In YTD 2026, the Company recognized $3.8 million in other expense (YTD 2025 - $0.5 million expense), comprised primarily of $10.9 million in realized losses on gold derivatives and $2.5 million in unrealized losses on copper derivatives, partially offset by the recovery of $5.7 million in out-of-period PIS/COFINS tax credits and $5.3 million in unrealized gains on gold derivatives. Other expense was not significant in the comparative period.

6.    In YTD 2026, the Company recognized a $62.8 million income tax expense (YTD 2025 - $40.6 million expense). The increase over the comparative period was primarily a result of an increase in net income before income taxes in the current period.

Ero Copper Corp. September 30, 2026 MD&A | Page 16

7.    The foreign currency translation gain is a result of fluctuations of the BRL against the USD during YTD 2026, which strengthened from approximately 5.50 BRL per US dollar at the beginning of 2026 to approximately 5.18 BRL per US dollar by the end of the period, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,(3)	Dec. 31,(4)	Sep. 30,(5)	Jun. 30,(6)	Mar. 31,(7)	Dec. 31,(8)
	2026	2026	2026	2025	2025	2025	2025	2024
Revenue	$348.0	$284.3	$263.2	$320.2	$177.1	$163.5	$125.1	$122.5
Cost of sales	$(178.5)	$(162.9)	$(157.3)	$(155.7)	$(119.7)	$(96.2)	$(69.6)	$(70.2)
Gross profit	$169.6	$121.4	$105.9	$164.4	$57.4	$67.3	$55.5	$52.4
Net income (loss) for period	$118.0	$90.7	$109.3	$78.7	$36.5	$71.0	$80.6	$(48.9)
Income (loss) per share attributable to owners of the Company
- Basic	$1.11	$0.86	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)
- Diluted	$1.10	$0.85	$1.04	$0.74	$0.35	$0.68	$0.77	$(0.47)
Weighted average number of common shares outstanding
- Basic	104,351,583	104,282,548	104,262,136	103,961,272	103,621,631	103,582,082	103,564,654	103,345,064
- Diluted	105,977,099	105,876,946	105,023,869	104,693,751	104,044,755	103,905,561	103,904,737	103,345,064

Notes:

1.During Q3 2026, the Company recognized net income of $118.0 million compared to net income of $90.7 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $48.1 million increase in gross profit, partially offset by a $6.2 million increase in income tax expense, a $6.4 million increase in shared-based compensation, and a $5.8 million decrease in foreign exchange gains.

2.During Q2 2026, the Company recognized net income of $90.7 million compared to net income of $109.3 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $42.8 million decrease in foreign exchange gains ($10.8 million gain compared to $53.7 million gain in the prior quarter), a $1.4 million increase in income tax expense, a $1.6 million increase in finance expense, partially offset by a $15.5 million increase in gross profit and a $11.4 million increase in other income.

3.During Q1 2026, the Company recognized net income of $109.3 million compared to net income of $78.7 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $77.0 million increase in foreign exchange gains ($53.7 million gain compared to $23.3 million loss in the prior quarter), a $6.3 million decrease in share-based compensation, a $5.6 million decrease in income tax expense, partially offset by a $58.5 million decrease in gross profit and a $1.8 million increase in other expenses.

Ero Copper Corp. September 30, 2026 MD&A | Page 17

4.During Q4 2025, the Company recognized net income of $78.7 million compared to net income of $36.5 million in the preceding quarter. The increase in net income compared to the prior quarter was primarily attributable to a $107.0 million higher gross profit, partially offset by $45.4 million lower foreign exchange gain ($23.3 million loss compared to $22.1 million gain in the prior quarter), $10.7 million increase in income tax expense, $6.2 million increase in other expenses, and $2.2 million increase in share-based compensation from mark-to-market revaluation of share-based compensation liability.

5.During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025.

6.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.3 million in the current quarter compared to $55.5 million in the preceding quarter.

7.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

8.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2026, the Company had cash and cash equivalents of $114.1 million and available liquidity of $264.1 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $8.6 million from December 31, 2025. The Company’s cash flows from operating, investing, and financing activities for the nine months ended September 30, 2026, are summarized as follows:

•Cash from operating activities of $421.9 million, primarily consists of:
◦$469.8 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$14.2 million of derivative contract settlements;
net of:
◦$27.6 million of net change in non-cash working capital items; and
◦$21.2 million in income tax payments
◦$16.1 million of amortization of non-cash deferred revenues

Ero Copper Corp. September 30, 2026 MD&A | Page 18

Offset by:

•Cash used in investing activities of $220.0 million, including:
◦$203.1 million of additions to mineral property, plant and equipment; and
◦$19.2 million of additions to exploration and evaluation assets;
net of:
◦$2.3 million in interest received.

•Cash used in financing activities of $192.3 million, primarily consists of:
◦$138.0 million of principal repayments on loans and borrowings;
◦$36.7 million of interest paid on loans and borrowings; and
◦$16.4 million of lease payments;

net of:
◦$6.1 million of new loans and borrowings; and
◦$2.9 million of proceeds from exercise of stock options.

As at September 30, 2026, the Company had working capital of $89.4 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At September 30, 2026, the Company had available liquidity of $264.1 million, including $114.1 million in cash and cash equivalents and $150.0 million of undrawn availability under its Senior Revolving Credit Facility.

The Company has a Senior Revolving Credit Facility which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25%, and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

Ero Copper Corp. September 30, 2026 MD&A | Page 19

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, NX Gold, and Ero Brasil Participacoes Ltda. to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement (the "Xavantina Gold Stream") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Cash and cash equivalents	114,053	$105,442
Trade receivables	31,616	41,061
Derivatives	16,079	4,701
Note receivable	13,534	13,403
Deposits and other assets	715	3,577
	$175,997	$168,184

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

Ero Copper Corp. September 30, 2026 MD&A | Page 20

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At September 30, 2026, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $27.0 million (December 31, 2025 - $24.4 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $17.3 million (December 31, 2025 - $14.9 million). The carrying value of the PMA note receivable at September 30, 2026 was $9.7 million (December 31, 2025 - $9.5 million), entirely included in deposits and other non-current assets. During the three and nine months ended September 30, 2026, the Company has recognized nil and $1.5 million of credit loss provision (nil and $0.2 million for the three and nine months ended September 30, 2025).

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet its maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2026:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$467,514	$567,737	$44,188	$110,549	$413,000	$—
Accounts payable and accrued liabilities	176,241	176,241	176,241	—	—	—
Other non-current liabilities	10,117	10,116	—	8,911	816	389
Leases	20,715	22,873	14,387	6,431	1,144	912
Total	$674,587	$776,967	$234,816	$125,891	$414,960	$1,301

As at September 30, 2026, the Company has capital commitments, which are net of advances to suppliers, of $85.0 million through contracts and purchase orders which are expected to be incurred over a four-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

Ero Copper Corp. September 30, 2026 MD&A | Page 21

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2026 relates to $18.5 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2026 on $608.3 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2026 by 10% and 20%, would have decreased (increased) pre-tax net income by $62.5 million and $124.9 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at September 30, 2026 is summarized as follows:

Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
$390.0 million	USD/BRL	5.33	6.27	October 2026 - December 2027

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $16.1 million (December 31, 2025 - net asset of $4.4 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was an unrealized loss of $3.1 million and gain of $8.1 million for the three and nine months ended September 30, 2026, respectively (a gain of $4.0 million and of $27.4 million for the three and nine months ended September 30, 2025, respectively), and have been recognized in foreign exchange gain.

In addition, during the three and nine months ended September 30, 2026, the Company recognized a realized gain of $10.4 million and $30.3 million, respectively (realized gain of $2.0 million and nil for the three and nine months ended September 30, 2025 respectively), related to the settlement of foreign currency forward collar contracts.

Ero Copper Corp. September 30, 2026 MD&A | Page 22

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Revolving Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at September 30, 2026, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

As of September 30, 2026, the Company had no outstanding gold contracts (December 31, 2025 - liability of $6.8 million).

During the three and nine months ended September 30, 2026, the Company recognized an unrealized loss of $2.5 million and gain of $2.8 million (unrealized loss of $1.6 million and loss of $3.1 million for the three and nine months ended September 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.
During the three and nine months ended September 30, 2026, the Company recognized a realized loss of nil million and $10.9 million (realized loss of $0.6 million and $0.6 million for three and nine months ended September 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

At September 30, 2026, the Company had provisionally priced sales at period end that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $9.4 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2026, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of November 2, 2026, the Company had 104,419,206 common shares issued and outstanding.

Ero Copper Corp. September 30, 2026 MD&A | Page 23

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2025. Judgments have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities and income taxes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, include derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, expected credit losses and realization of value-added tax receivable. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. September 30, 2026 MD&A | Page 24

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis.

	2026 - Q3	2026 - Q2	2026 - Q1	2026 - YTD
Caraíba Operations
Growth	$13,442	$18,119	$11,142	$42,703
Sustaining	32,524	28,109	24,804	85,437
Exploration	2,698	2,921	1,683	7,302
Deposit on Projects	2,630	13	621	3,264
Total, Caraíba Operations	$51,294	$49,162	$38,250	$138,706

Tucumã Operation
Growth	6,742	—	—	6,742
Sustaining	7,296	8,537	5,180	21,013
Exploration	105	307	155	567
Deposit on Projects	2,024	1,540	485	4,049
Total, Tucumã Operation	$16,167	$10,384	$5,820	$32,371

Xavantina Operations
Growth	8,995	2,267	917	12,179
Sustaining	2,347	11,620	8,123	22,090
Exploration	2,236	2,200	1,405	5,841
Deposit on Projects	(7,549)	4,796	3,392	639
Total, Xavantina Operations	$6,029	$20,883	$13,837	$40,749

Corporate and Other
Growth	—	—	29	29
Sustaining	—	3,213	866	4,079
Exploration	8,861	6,358	5,474	20,693
Deposit on Projects	(69)	76	17	24
Total, Corporate and Other	$8,792	$9,647	$6,386	$24,825

Consolidated
Growth	29,179	20,386	12,088	61,653
Sustaining	42,167	51,479	38,973	132,619
Exploration	13,900	11,786	8,717	34,403
Deposit on Projects	(2,964)	6,425	4,515	7,976
Total, Consolidated Capital Expenditures	$82,282	$90,076	$64,293	$236,651

Ero Copper Corp. September 30, 2026 MD&A | Page 25

	2026 - Q3	2026 - Q2	2026 - Q1	2026 - YTD
Total, Consolidated Capital Expenditures	$82,282	$90,076	$64,293	$236,651
Add (less):
Additions to exploration and evaluation assets	(9,626)	(6,742)	(5,682)	(22,050)
Additions to right-of-use assets	7,795	1,764	1,599	11,158
Capitalized depreciation	409	179	224	812
Total, additions per Mineral Properties, Plant and Equipment note	$80,860	$85,277	$60,434	$226,571

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost

Copper C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits and incentive payments.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2026 MD&A | Page 26

The Caraíba Operations

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$65,552	$59,098	$50,261	$187,002	$132,870
Add (less):
Transportation costs & other	4,079	2,895	1,731	9,870	4,845
Treatment, refining, and other	610	(5,225)	2,508	(2,451)	7,258
By-product credits	(8,726)	(8,045)	(6,693)	(26,848)	(17,597)
Incentive payments	(1,607)	(1,700)	(1,425)	(4,841)	(4,171)
Net change in inventory	(71)	3,647	199	2,093	1,247
Foreign exchange and other	(60)	106	(46)	(41)	(177)
C1 cash costs	$59,777	$50,776	$46,535	$164,784	$124,275

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Mining	$46,594	$42,510	$33,943	$131,515	$91,181
Processing	9,098	9,986	8,222	28,186	21,123
Indirect	8,122	8,655	6,824	24,512	17,465
Production costs	63,814	61,151	48,989	184,213	129,769
By-product credits	(8,726)	(8,045)	(6,693)	(26,848)	(17,597)
Treatment, refining and other	4,689	(2,330)	4,239	7,419	12,103
C1 cash costs	$59,777	$50,776	$46,535	$164,784	$124,275

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,694	18,411	20,030	58,564	56,448

Mining	$2.25	$2.31	$1.69	$2.25	$1.62
Processing	$0.44	$0.54	$0.41	$0.48	$0.37
Indirect	$0.39	$0.47	$0.34	$0.42	$0.31
By-product credits	$(0.42)	$(0.44)	$(0.33)	$(0.46)	$(0.31)
Treatment, refining and other	$0.23	$(0.12)	$0.21	$0.12	$0.21
Copper C1 cash costs	$2.89	$2.76	$2.32	$2.81	$2.20

Ero Copper Corp. September 30, 2026 MD&A | Page 27

The Tucumã Operation(1)

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$33,646	$31,632	$18,308	$95,016	$35,504
Add (less):
Transportation costs & other	8,191	9,393	4,880	23,975	4,880
Treatment, refining, and other	163	378	1,486	3,012	1,486
By-product credits	(566)	(425)	—	(1,692)	—
Incentive payments	(552)	(480)	(401)	(1,578)	(401)
Net change in inventory	981	1,021	2,783	1,446	2,783
Pre-commercial cost of production	—	—	—	—	(17,196)
Foreign exchange and other	(6)	4	—	(6)	—
C1 cash costs	$41,857	$41,523	$27,056	$120,173	$27,056

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Mining	$10,943	$8,963	$4,552	$26,444	$4,552
Processing	18,649	18,566	12,455	55,191	12,455
Indirect	4,477	4,648	3,698	13,243	3,698
Production costs	34,069	32,177	20,705	94,878	20,705
By-product credits	(566)	(425)	—	(1,692)	—
Treatment, refining and other	8,354	9,771	6,351	26,987	6,351
C1 cash costs	$41,857	$41,523	$27,056	$120,173	$27,056

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	19,749	19,763	16,707	58,164	16,707

Mining	$0.55	$0.45	$0.27	$0.45	$0.27
Processing	$0.94	$0.94	$0.75	$0.95	$0.75
Indirect	$0.23	$0.24	$0.22	$0.23	$0.22
By-product credits	$(0.03)	$(0.02)	$—	$(0.03)	$—
Treatment, refining and other	$0.43	$0.49	$0.38	$0.47	$0.38
Copper C1 cash costs	$2.12	$2.10	$1.62	$2.07	$1.62
(1)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only.

Ero Copper Corp. September 30, 2026 MD&A | Page 28

Total Copper Operations(1)

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$99,198	$90,730	$68,569	$282,018	$168,374
Add (less):
Transportation costs & other	12,270	12,288	6,611	33,845	9,725
Treatment, refining, and other	773	(4,847)	3,994	561	8,744
By-product credits	(9,292)	(8,470)	(6,693)	(28,540)	(17,597)
Incentive payments	(2,159)	(2,180)	(1,826)	(6,419)	(4,572)
Net change in inventory	910	4,668	2,982	3,539	4,030
Pre-commercial cost of production	—	—	—	—	(17,196)
Foreign exchange and other	(66)	110	(46)	(47)	(177)
C1 cash costs	$101,634	$92,299	$73,591	$284,957	$151,331

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Mining	$57,537	$51,473	$38,495	$157,959	$95,733
Processing	27,747	28,552	20,677	83,377	33,578
Indirect	12,599	13,303	10,522	37,755	21,163
Production costs	97,883	93,328	69,694	279,091	150,474
By-product credits	(9,292)	(8,470)	(6,693)	(28,540)	(17,597)
Treatment, refining and other	13,043	7,441	10,590	34,406	18,454
C1 cash costs	$101,634	$92,299	$73,591	$284,957	$151,331

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	40,444	38,173	36,737	116,728	73,155

Mining	$1.42	$1.35	$1.05	$1.35	$1.31
Processing	$0.69	$0.75	$0.56	$0.71	$0.46
Indirect	$0.31	$0.35	$0.29	$0.32	$0.29
By-product credits	$(0.23)	$(0.22)	$(0.18)	$(0.24)	$(0.24)
Treatment, refining and other	$0.32	$0.19	$0.28	$0.29	$0.25
Copper C1 cash costs	$2.51	$2.42	$2.00	$2.43	$2.07

(1)     Total Copper Operations include Caraíba and Tucumã. C1 cash costs for periods prior to Q3 2025 exclude the Tucumã Operation, which achieved commercial production effective July 1, 2025

Ero Copper Corp. September 30, 2026 MD&A | Page 29

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following table provides a calculation of realized copper price and a reconciliation to copper segment revenue.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Copper revenue(1)	$252,914	$219,422	$149,720	$693,040	$397,282
less: by-product credits	(9,292)	(8,470)	(6,140)	(28,540)	(17,597)
Net copper revenue	243,622	210,952	143,580	664,500	379,685
add: treatment, refining and other	773	(4,847)	2,335	561	9,658
add: royalty taxes	4,429	4,112	2,684	12,819	7,376
Gross copper revenue	248,824	210,217	148,599	677,880	396,719
Total copper sold in concentrate (lbs, 000)	40,070	36,392	34,614	116,047	95,180
Realized copper price	$6.21	$5.78	$4.29	$5.84	$4.17
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 Cash Cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced or recovered during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced or recovered during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Gold Production C1 Cash Cost and AISC

The following table provides a reconciliation of gold production C1 cash cost and gold production AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2026 MD&A | Page 30

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$16,684	$16,618	$10,032	$47,179	$25,018
less: Gold concentrate re-handling costs	(3,793)	(3,682)	—	(9,116)	—
Cost of mine production	$12,891	$12,936	$10,032	$38,063	$25,018
Add (less):
Incentive payments	(482)	(427)	(364)	(1,229)	(842)
Net change in inventory	996	357	191	546	1,593
By-product credits	(146)	(284)	(208)	(619)	(478)
Smelting, refining and selling expenses	1,587	1,167	217	3,523	540
Foreign exchange and other	(8)	40	(12)	(6)	(41)
Gold production C1 cash costs	$14,838	$13,789	$9,856	$40,278	$25,790
Site general and administrative	1,860	1,647	1,602	4,916	3,954
Accretion of mine closure and rehabilitation provision	149	152	151	446	437
Sustaining capital expenditure	8,046	5,867	7,307	22,049	15,651
Sustaining lease payments	2,958	3,077	2,524	8,657	6,858
Royalties and production taxes	436	516	566	1,386	1,415
Gold production AISC	$28,287	$25,048	$22,006	$77,732	$54,105

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Mining	$7,156	$6,894	$4,871	$19,870	$13,183
Processing	3,515	3,414	2,787	9,869	7,465
Indirect	2,726	2,598	2,189	7,635	5,080
Production costs	13,397	12,906	9,847	37,374	25,728
Treatment, refining and other	1,587	1,167	217	3,523	540
By-product credits	(146)	(284)	(208)	(619)	(478)
Gold production C1 cash costs	$14,838	$13,789	$9,856	$40,278	$25,790
Site general and administrative	1,860	1,647	1,602	4,916	3,954
Accretion of mine closure and rehabilitation provision	149	152	151	446	437
Sustaining capital expenditure	8,046	5,867	7,307	22,049	15,651
Sustaining lease payments	2,958	3,077	2,524	8,657	6,858
Royalties and production taxes	436	516	566	1,386	1,415
Gold production AISC	$28,287	$25,048	$22,006	$77,732	$54,105

Ero Copper Corp. September 30, 2026 MD&A | Page 31

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per ounce
Total gold produced (ounces)	7,844	8,693	9,073	22,032	23,454

Mining	$912	$793	$537	$902	$562
Processing	$448	$393	$307	$448	$318
Indirect	$349	$299	$241	$346	$216
Treatment, refining and other	$202	$134	$24	$160	$23
By-product credits	$(19)	$(33)	$(23)	$(28)	$(19)
Gold production C1 cash cost	$1,892	$1,586	$1,086	$1,828	$1,100
Gold production AISC	$3,607	$2,881	$2,425	$3,528	$2,307

Historic Gold Concentrate C1 Cash Cost and AISC

The following table provides a reconciliation of historic gold concentrate C1 cash cost and historic gold concentrate AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$16,684	$16,618	$10,032	$47,179	$25,018
less: Cost of mine production	(12,891)	(12,936)	(10,032)	(38,063)	(25,018)
Gold concentrate re-handling costs	$3,793	$3,682	$—	$9,116	$—
Add (less):
Net change in inventory	207	(11)	—	(132)	—
By-product credits	(1,374)	(974)	—	(2,482)	—
Smelting, refining and selling expenses	8,184	4,811	—	13,749	—
Historic gold concentrate C1 cash costs	$10,810	$7,508	$—	$20,251	$—
Royalties and production taxes	1,556	967	—	2,769	—
Historic gold concentrate AISC	$12,366	$8,475	$—	$23,020	$—

Costs
Gold concentrate re-handling costs	4,000	3,671	—	8,984	—
Smelting and refining costs	8,184	4,811	—	13,749	—
By-product credits	(1,374)	(974)	—	(2,482)	—
Historic gold concentrate C1 cash costs	$10,810	$7,508	$—	$20,251	$—
Royalties and production taxes	1,556	967	—	2,769	—
Historic gold concentrate AISC	$12,366	$8,475	$—	$23,020	$—

Ero Copper Corp. September 30, 2026 MD&A | Page 32

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per ounce
Historic gold concentrate recovered (ounces)	17,414	11,860	—	31,386	—

Gold concentrate re-handling costs	$230	$310	$—	$286	$—
Smelting, refining and selling costs	$470	$406	$—	$438	$—
By-product credits	$(79)	$(82)	$—	$(79)	$—
Historic gold concentrate C1 cash costs	$621	$633	$—	$645	$—
Royalties and production taxes	89	82	—	88	—
Historic gold concentrate AISC	$710	$715	$—	$733	$—

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

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(in '000s except for ounces and price per ounce)	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Xavantina revenue	$95,120	$64,891	$27,372	$202,477	$68,408
less: by-product credits	(2,462)	(284)	(208)	(2,935)	(478)
Gold revenue, net	$92,658	$64,607	$27,164	$199,542	$67,930
add: smelting, refining, and other charges	4,084	1,799	520	6,937	1,303

Gold revenue, gross	$96,742	$66,406	$27,684	$206,479	$69,233
Spot (cash)	$78,971	$57,945	$22,342	$167,543	$56,228
Stream (cash)	$10,521	$4,908	$2,375	$22,804	$4,385
Stream (amortization of deferred revenue)	$7,250	$3,553	$2,967	$16,132	$8,620

Total gold ounces sold	24,957	17,016	8,439	52,303	22,549
Spot	18,596	14,231	6,439	39,143	17,300
Stream	6,361	2,785	2,000	13,160	5,249

Realized gold price (per ounce)	$3,876	$3,903	$3,280	$3,948	$3,070
Spot (cash)	$4,247	$4,072	$3,470	$4,280	$3,250
Stream (cash)	$1,654	$1,762	$1,188	$1,733	$835
Stream (amortization of deferred revenue)	$1,140	$1,276	$1,484	$1,226	$1,642

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Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Net Income	$117,954	$90,749	$36,513	$318,014	$188,168
Adjustments:
Finance expense	9,952	12,678	11,331	33,694	22,030
Finance income	(825)	(1,443)	(1,208)	(3,389)	(3,176)
Income tax expense	25,564	19,321	12,774	62,770	40,597
Amortization and depreciation	43,117	38,514	31,369	119,950	75,204
EBITDA	$195,762	$159,819	$90,779	$531,039	$322,823
Foreign exchange gain	(5,077)	(10,845)	(22,055)	(69,577)	(119,095)
Share based compensation	7,458	1,063	6,742	11,161	15,671
Unrealized loss (gain) on commodity derivatives	2,462	(6,014)	1,627	(2,801)	3,093
Others	—	—	—	—	458
Adjusted EBITDA	$200,605	$144,023	$77,093	$469,822	$222,950

Ero Copper Corp. September 30, 2026 MD&A | Page 35

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Net income as reported attributable to the owners of the Company	$116,237	$89,543	$35,978	$314,551	$186,753
Adjustments:
Share based compensation	7,458	1,063	6,742	11,161	15,671
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	1,063	(3,267)	(15,057)	(32,464)	(82,889)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	3,042	5,363	(3,964)	(8,059)	(27,309)
Unrealized loss (gain) on commodity derivatives	2,452	(5,870)	1,574	(2,685)	3,020
Others	—	—	—	—	458
Tax effect on the above adjustments	(1,000)	575	2,661	6,589	16,221
Adjusted net income attributable to owners of the Company	$129,252	$87,407	$27,934	$289,093	$111,925

Weighted average number of common shares
Basic	104,351,583	104,282,548	103,621,631	104,299,083	103,589,664
Diluted	105,977,099	105,876,946	104,044,755	105,903,492	103,941,295

Adjusted EPS
Basic	$1.24	$0.84	$0.27	$2.77	$1.08
Diluted	$1.22	$0.83	$0.27	$2.73	$1.08

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Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
Current portion of loans and borrowings	$17,966	$34,578	$55,711	$50,590
Long-term portion of loans and borrowings	449,548	519,856	551,403	561,146
Less:
Cash and cash equivalents	(114,053)	(101,742)	(105,442)	(66,257)
Net debt (cash)	$353,461	$452,692	$501,672	$545,479

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
Current assets	$325,162	$324,000	$276,212	$207,413
Less: Current liabilities	(235,774)	(236,345)	(260,718)	(252,579)
Working capital (deficit)	$89,388	$87,655	$15,494	$(45,166)

Cash and cash equivalents	114,053	101,742	105,442	66,257
Available undrawn revolving credit facilities	150,000	80,000	45,000	45,000
Available liquidity	$264,053	$181,742	$150,442	$111,257

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended September 30, 2026.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI-43-101 and entitled "Technical Report on the Xavantina Operations, Mato Grosso, Brazil", dated December 19, 2025 with an effective date of June 30, 2025, prepared by Branca Horta de Almeida Abrantes, MAIG, Hugo Ribeiro de Andrade Filho, FAusIMM (CP), Leonardo de Moraes Soares, MAIG, Paulo Roberto Bergmann Moreira, FAusIMM and Porfirio Cabaleiro Rodriguez, FAIG, all of GE21. Each a "qualified person" and "independent" of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos

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Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled "Preliminary Economic Assessment for the Furnas Project, Para State, Brazil", dated March 30, 2026 with an effective date of February 23, 2026, prepared by João Estevão Jr., MAIG of SDPM Mining Consulting ("SDPM"), Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) (Chilean Mining Commission), and Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission), all of Redco Mining Consultants ("Redco"), and Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) Reserve and Resource Manager of the Company (the “Furnas Project Technical Report”). Each of João Estevão Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) and Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, is a “qualified person” of the Company within the meaning of NI 43-101. Each of Joao Estevao Jr., MAIG, Enrique Alfonso Rubio Esquivel, Registered Member (No. 255) (Chilean Mining Commission), Luis Bernal Venegas, Registered Member (No. 415) Chilean Mining Commission), Ricardo Martín Miranda Díaz, Registered Member (No. 145) (Chilean Mining Commission) is “independent” of the Company within the meaning of NI 43-101. Cid Gonçalves Monteiro Filho, RM SME, FAusIMM, MAIG, being the Resource and Reserve Manager of the Company, is not “independent” of the Company within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report, and the Furnas Project Technical Report, each of which is available for review on the Company's website at www.ero.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-

Ero Copper Corp. September 30, 2026 MD&A | Page 39

looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations, including the expected timing and weighting of production, plant throughput, mined and processed copper or gold grades, recoveries and unit costs; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report and the Furnas Project Technical Report; the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including completion of the Pilar Mine’s new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill and realize the expected benefits associated with the Pilar Mine’s new external shaft; the expected timing of delivery, installation and commissioning of additional modular tailings filters at the Tucumã Operation and the anticipated impact of such filters on tailings filtration capacity, plant throughput and future production; the expected benefits of the ventilation and cooling infrastructure installed at the Xavantina Operations, including increased mining rates, mill throughput and processed gold grades; expectations regarding gold concentrate sales from the Xavantina Operations, including the expected timing and volume of sales and the anticipated benefits of drier seasonal conditions and the mobile filter press and industrial dryer commissioned on site; expectations regarding the impact of inflationary pressures, geopolitical conflicts and fluctuations in the Brazilian real on the Company’s operating costs, capital expenditures and financial results; expectations of cost savings related to the OneEro Program; expectations regarding foreign exchange derivative contracts, including expected gains thereon and the exchange rate assumptions underlying such expectations; the Company’s capital allocation priorities, including continued deleveraging of the balance sheet; the Company’s ability to advance work programs under the Furnas earn-in agreement, including exploration, drilling, permitting, engineering, geotechnical, hydrogeological, environmental and metallurgical programs; the expected completion of planned exploration activities at the Furnas Copper-Gold Project; the timing and completion of a pre-feasibility study for the Furnas Copper-Gold Project, currently expected to be published in 2027; the potential to extend known mineralization, upgrade mineral resources to higher-confidence categories or mineral reserves, enhance project economics or increase the potential production profile at the Furnas Copper-Gold Project; the discovery of additional mineralization and the potential impact of exploration results on future production rates at the Company’s mines or processing facilities; the Company’s expectations associated with historic gold concentrate stockpiles at the Xavantina Operations, including operating costs, payability, grades, sales volumes and the timing of sales; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

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Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian

Ero Copper Corp. September 30, 2026 MD&A | Page 41

NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available on the Company’s website at www.ero.com, and under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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